

Pricing supplement no. 332
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 69-I dated February 21, 2007

Registration Statement No. 333-130051
Dated February 27, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$15,332,000
Return Notes Linked to the JPMorgan Income^FX Strategy due January 30, 2009

General

- The notes are designed for investors who seek to participate in the appreciation of the JPMorgan Income^FX Strategy as described below. Investors should be willing to forgo interest payments and, if the Income^FX Strategy Value declines by more than 8.68%, be willing to lose some or all of their principal, except for the Additional Amount.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 30, 2009†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on February 27, 2007 and are expected to settle on or about March 5, 2007.

Key Terms

Index: JPMorgan Income^FX Strategy ("Income^FX")

Payment at Maturity: Payment at maturity will reflect the performance of the Income^FX plus the Additional Amount. *The principal amount of your notes will be fully exposed to any decline in the Income^FX Strategy Value, except that in all cases you will receive the Additional Amount at maturity.* Accordingly, at maturity, you will receive an amount calculated as follows:

$1,000 x (1 + Strategy Return) + the Additional Amount

You may lose some or all of your investment (other than the Additional Amount) if the Income^FX Strategy Value declines.

Additional Amount: $86.80

Strategy Return:

$$\frac{\text{Ending Strategy Value} - \text{Initial Strategy Value}}{\text{Initial Strategy Value}}$$

Initial Strategy Value: The Strategy closing value on the pricing date, which was 107.71.
Ending Strategy Value: The Strategy closing value on the Observation Date.
Observation Date†: January 27, 2009
Maturity Date†: January 30, 2009
CUSIP: 48123JRL5

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 69-I.

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 69-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$15.80	$984.20
Total	$15,332,000	$241,297.60	$15,090,702.40

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.80 per $1,000 principal amount note and will use a portion of those commissions to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note, on $15,272,000 aggregate principal amount of notes sold in this offering. See "Underwriting" beginning on page PS-27 of the accompanying product supplement no. 69-I. JPMSI did not receive any commissions or allow any concessions on the $60,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $60,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 60 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 27, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 69-I dated February 21, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 21, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 69-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 69-I dated February 21, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000565/e26362_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

JPMorgan Income^{FX} Strategy

The JPMorgan Income^{FX} Strategy was developed in 2005 by J.P. Morgan Securities Ltd. ("JPMSL") to implement a currency trading strategy generally known as "positive carry." A positive carry strategy seeks to capitalize on the relationship between eligible currency pairs by attempting to earn a return, or "carry," by buying currencies of countries with relatively high interest rates and simultaneously selling currencies of countries with relatively low interest rates. Income^{FX} synthetically implements this trading strategy by replicating notional trading positions in four different currency pairs that have the highest absolute "Carry-to-Risk Ratio". The notional currency trading positions are weighted equally and rebalanced on the first business day of each calendar month. The initial Income^{FX} Strategy Value was calculated on November 1, 2005 and set equal to a reference value of 100.

Income^{FX} is described as a "notional" or "synthetic" portfolio because its reported value does not represent the value of any actual assets held by any person. The Income^{FX} Strategy Value on any business day references the value of a hypothetical portfolio of currency positions, *minus* an index adjustment of one percent (1%) per annum, which accrues daily on an actual/360 basis. This amount is deducted by and paid to J.P. Morgan Securities Ltd., which acts as Strategy Calculation Agent for Income^{FX}. Of this 1.0% adjustment, 70% will finance the calculation of the Income^{FX} Strategy Value on every business day and to pay for the monthly rebalancing calculations. The remaining 30% of the index adjustment fee will be recognized by JPMSL as commission. This commission is included in the total fees and commissions disclosed on the cover of the pricing supplement.

The Income^{FX} Strategy Value will depend in part on the "carry" that the strategy can earn from the difference in interest rates for the two currencies for each currency pair. In general, a higher "carry" will increase the Income^{FX} Strategy Value. The Income^{FX} Strategy Value will also depend on the value of the notional currency trading positions taken by Income^{FX} on each rebalancing date. If the currencies in which Income^{FX} takes a long position appreciate relative to the currencies in which Income^{FX} has taken a short position, the Income^{FX} Strategy Value will rise. If the currencies in which Income^{FX} takes a long position depreciate relative to the currencies in which Income^{FX} has taken a short position, the Income^{FX} Strategy Value will decline.

Leverage used in the Income^{FX} will amplify the magnitude of changes in the Income^{FX} Strategy Value. Income^{FX} allows for leverage of up to 200% to achieve (or attempt to achieve) its target carry of 5%. See "Selected Risk Considerations – Leverage Used in the Income^{FX} will Amplify the Magnitude of Changes in the Income^{FX} Strategy Value" in this pricing supplement for additional information.

The table below sets forth the potential universe of currency pairs that may be held in the Income^{FX} synthetic portfolio, each of which we refer to as an "Eligible Currency Pair".

Currency One	Currency Two
Euro (EUR)	United States Dollar (USD)
Japanese Yen (JPY)	USD
Pound Sterling (GBP)	USD
Swiss Franc (CHF)	USD
Norwegian Krone (NOK)	USD
Swedish Krona (SEK)	USD
Australian Dollar (AUD)	USD
New Zealand Dollar (NZD)	USD
Canadian Dollar (CAD)	USD
Japanese Yen (JPY)	Euro (EUR)
Pound Sterling (GBP)	EUR
Swiss Franc (CHF)	EUR
Norwegian Krone (NOK)	EUR
Swedish Krona (SEK)	EUR

As of the most recent rebalancing of the Income^FX, which took place on February 1, 2007, the synthetic portfolio included the following Eligible Currency Pairs: (1) USD (long) and JPY (short), (2) EUR (long) and CHF (short), (3) EUR (long) and JPY (short), and (4) GBP (long) and EUR (short). The exchange rates between all Eligible Currency Pairs will be determined by reference to the ECB Fixes as published by Bloomberg.

The Income^FX Strategy Value is published each business day under the Bloomberg ticker symbol "IFXJPMUS" and we expect it to continue to be published through maturity of the notes.

Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE JPMORGAN INCOME^FX STRATEGY** – The notes provide the opportunity to participate in the appreciation of the JPMorgan Income^FX Strategy and to enhance returns by providing an additional payment of $86.80 at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO THE JPMORGAN INCOME^FX STRATEGY** — The return on the notes is linked to the JPMorgan Income^FX Strategy. The JPMorgan Income^FX Strategy seeks to implement a currency trading strategy known as "positive carry." Income^FX uses the "positive carry" strategy to capitalize on the return, known as the "carry," that can be earned from buying currencies of countries with high interest rates and simultaneously selling currencies of countries with low interest rates. Income^FX implements this strategy by replicating notional trading positions in four different currency pairs that have the highest absolutely carry-to-risk-ratio. For additional information about the Income^FX, see the information set forth under "The JPMorgan Income^FX Strategy" in the accompanying product supplement no. 69-I.

- **ORDINARY OR CAPITAL GAINS TAX TREATMENT–** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 69-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" that is subject to the Treasury Regulations under Section 988 of the Internal Revenue Code for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as ordinary gain or loss, unless you make a valid election under Section 988 before the close of the day on which you acquire the notes to treat such gain or loss as capital gain or loss. Assuming such an election is made, such gain or loss should be long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Income^FX or any of the component currencies of the Income^FX. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 69-I dated February 21, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of the Income^FX, and will depend on whether, and the extent to which, the Strategy Return is positive or negative. Your investment will be fully exposed to any decline in the Income^FX Strategy Value, although in all cases you will receive the Additional Amount at maturity.

- **AN INVESTMENT IN NOTES LINKED TO THE INCOME^FX STRATEGY CARRIES THE RISKS ASSOCIATED WITH INCOME^FX STRATEGY "POSITIVE CARRY" STRATEGY** – The performance of Income^FX will be determined by the implied and realized exchange rates, volatility and interest rates. If the currency pairs chosen on each rebalancing date move against the direction targeted the strategy, Income^FX will perform poorly. This negative performance may be amplified by potential leverage employed in the strategy. No assurance can be given that the investment strategy used to construct Income^FX will be successful or that Income^FX will outperform any alternative basket or strategy that might be constructed from the underlying currencies.

- **JPMORGAN INCOME^FX STRATEGY HAS A LIMITED OPERATING HISTORY** – Income^FX was created on November 1, 2005. The Strategy Calculation Agent has calculated the returns that hypothetically might have been generated had the strategy been used in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might calculate materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of the hypothetical and historical performance of the Income^FX, the Income^FX could decline below the Initial Strategy Value and you could lose some or all of your principal, other than the Additional Amount.

- **LEVERAGE USED IN THE INCOME^FX WILL AMPLIFY THE MAGNITUDE OF CHANGES IN THE INCOME^FX STRATEGY VALUE** – Income^FX allows for leverage of up to 200% so as to achieve (or come closer to achieving) its target carry of 5%. While the use of leverage by Income^FX presents opportunities for increasing the return from the notional currency trading positions in the relevant currency pairs included in the IncomeFX, it increases the potential risk of loss as well. Any event that adversely affects the value of a notional currency trading position in any relevant currency pair will be magnified to the extent that the IncomeFX is leveraged. The combination of foreign exchange rate volatility and leverage can further increase the risk of loss.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** – Foreign currency exchange rates vary over time, and may vary considerably and in unexpected ways during the term of the notes. Any return from the currency for any currency pair included in the IncomeFX may be reduced or eliminated entirely due to movements in the exchange rate for that currency pair, which may result in a substantial loss. The value of each currency that underlies IncomeFX is at any moment a result of the supply and demand for the currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the underlying currencies' countries, and economic and political developments in other relevant countries.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the underlying currencies' countries and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the underlying currencies' countries.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the underlying currencies' countries and those of other countries important to international trade and finance.

  In addition, the IncomeFX Strategy Value is calculated and published in U.S. dollars. Accordingly, movements in the foreign exchange rate for each currency in a currency pair and U.S. dollars will also have an impact on the IncomeFX Strategy Value. Since foreign exchange rates are unpredictable, such movements could have a material adverse impact on the IncomeFX Strategy Value.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT CURRENCY POSITIONS** – The return on your notes will not reflect the return you would realize if you actually held currency positions replicating the relevant currency pairs of IncomeFX. The IncomeFX synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights or interests in any currency positions. Furthermore, the IncomeFX synthetic portfolio is subject to monthly rebalancing and an index adjustment factor of 1% per year that will reduce its value relative to the value of the constituent currency positions.

- **INTEREST RATES USED IN THE INCOMEFX STRATEGY MAY BE VOLATILE** – IncomeFX takes positions in specified currencies based on the carry for certain currency pairs. Carry is the amount of money earned from borrowing in a country with a low interest rate and investing in a country with a high interest rate. Therefore, the interest rates for various currencies are used in the calculation of the IncomeFX Strategy Value and in the determination of the currency pairs to be included in the notional currency portfolio for any given month. Interest rates, however, are subject to volatility due to a variety of factors, including:
  - sentiment regarding underlying strength in the economies of the countries whose currencies constitute the constituents of the IncomeFX;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in countries whose currencies constitute the constituents of the IncomeFX and in global credit markets;
  - the policies of worldwide central banks regarding interest rates; and
  - performance of capital markets.

  Fluctuations in interest rates could affect the IncomeFX Strategy Value and thus the value of your notes.

  There can be no assurance that the IncomeFX will earn the target carry of 5% per year or that IncomeFX will outperform an alternative strategy.

- **THE REPORTED LEVEL OF THE INCOMEFX WILL INCLUDE THE DEDUCTION FOR AN INDEX ADJUSTMENT FACTOR** – One way in which IncomeFX differs from a typical index is that its daily reported level includes a deduction from its calculated value of a hypothetical adjustment assessed at an annual rate of 1.0%. This amount is deducted by and paid to J.P. Morgan Securities Ltd., which acts as Strategy Calculation Agent for IncomeFX. Of this 1.0% adjustment, 70% will finance the calculation of the IncomeFX Strategy Value on every business day and to pay for the monthly rebalancing calculations. This hypothetical fee is deducted each business day and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the IncomeFX Strategy Value will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted. The remaining 30% of the index adjustment fee will be recognized by JPMSL as commission. This commission is included in the total fees and commissions disclosed on the cover of the pricing supplement.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the notes linked to Income^{FX}, including acting as Strategy Calculation Agent – the entity that calculates the Income^{FX} Strategy Value – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Strategy Calculation Agent, the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the Income^{FX} Strategy Value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Income^{FX} and the underlying currencies;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in the countries of the currencies composing the Income^{FX};
  - the exchange rate and the volatility of the exchange rate among each of the underlying currencies;
  - economic, financial, political, regulatory or judicial events that affect the currencies included in the Income^{FX} or the market for currencies generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Income^{FX}?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Strategy Value of 108. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Strategy Value	Strategy Return	Strategy Return x Participation Rate (100%)	Additional Amount		Strategy Return x Principal		Payment at Maturity
194.40	80%	80%	$86.80	+	$1,800	=	$1,886.80
183.60	70%	70%	$86.80	+	$1,700	=	$1,786.80
172.80	60%	60%	$86.80	+	$1,600	=	$1,686.80
162.00	50%	50%	$86.80	+	$1,500	=	$1,586.80
151.20	40%	40%	$86.80	+	$1,400	=	$1,486.80
140.40	30%	30%	$86.80	+	$1,300	=	$1,386.80
129.60	20%	20%	$86.80	+	$1,200	=	$1,286.80
118.80	10%	10%	$86.80	+	$1,100	=	$1,186.80
113.40	5%	5%	$86.80	+	$1,050	=	$1,136.80
108.00	**0%**	**0%**	**$86.80**	**+**	**$1,000**	**=**	**$1,086.80**
97.20	-10%	-10%	$86.80	+	$900	=	$986.80
86.40	-20%	-20%	$86.80	+	$800	=	$886.80
75.60	-30%	-30%	$86.80	+	$700	=	$786.80
64.80	-40%	-40%	$86.80	+	$600	=	$686.80
54.00	-50%	-50%	$86.80	+	$500	=	$586.80
43.20	-60%	-60%	$86.80	+	$400	=	$486.80
32.40	-70%	-70%	$86.80	+	$300	=	$386.80
21.60	-80%	-80%	$86.80	+	$200	=	$286.80
10.80	-90%	-90%	$86.80	+	$100	=	$186.80
0	-100%	-100%	$86.80	+	$0	=	$86.80

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Income^{FX} Strategy Value increases from the Initial Strategy Value of 108 to an Ending Strategy Value of 113.40. Because the Ending Strategy Value of 113.40 is greater than the Initial Strategy Value of 108, the investor receives a payment at maturity of $1,136.80 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) + \$86.80 = \$1,136.80$$

Example 2: The Income^{FX} Strategy Value decreases from the Initial Strategy Value of 108 to an Ending Strategy Value of 75.60. Because the Ending Strategy Value of 75.60 is less than the Initial Strategy Value of 108, the investor receives a payment at maturity of $786.80 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + -30\%) + \$86.80 = \$786.80$$

Example 3: The Income^{FX} Strategy Value decreases from the Initial Strategy Value of 108 to an Ending Strategy Value of 0. Because the Ending Strategy Value of 0 is less than the Initial Strategy Value of 108, the investor receives a payment at maturity of $86.80 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$$\$1,000 \times (1 + -100\%) + \$86.80 = \$86.80$$

Historical Information

The following graph sets forth the hypothetical back-tested performance of the Income^{FX} based on the hypothetical back-tested weekly Income^{FX} closing levels from January 1, 2002 through October 31, 2005, and the historical performance of the Income^{FX} based on weekly Income^{FX} closing levels from November 1, 2005 through February 23, 2007. The Income^{FX} closing level on February 27, 2007 was 107.71.

The hypothetical back-tested and historical levels of the Income^{FX} should not be taken as an indication of future performance, and no assurance can be given as to the Income^{FX} closing level on the Observation Date. We cannot give you assurance that the performance of the Income^{FX} will result in the return of any of your initial investment in excess of the Additional Amount of $86.80 per $1,000 principal amount note. The data for the hypothetical back-tested performance of Income^{FX} set forth in the following graph was calculated on materially the same basis on which the performance of Income^{FX} now calculated.



Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.